Exhibit 4.4

EXECUTION VERSION

NOTE PURCHASE AGREEMENT dated as of February 21, 2022 by and among GDS Holdings Limited and The Person Listed in Schedule 1 0.25% Convertible Senior Notes due 2029

TABLE OF CONTENTS

LIST OF schedules

Schedule 1:	Investor and Investor Notes
Schedule 2:	Company Disclosure Schedule
Schedule 3:	Notices
Schedule 4:	Company’s Bank Account Details

LIST OF EXHIBITS

Exhibit A:	Form of Officer’s Certificate from the Company
Exhibit B:	Form of Opinion of Cayman Islands Counsel
Exhibit C:	Form of Note Instrument

INDEX OF DEFINED TERMS

Term	Location

2025 Convertible Notes	Section 7.9(1)
ADS	Section 7.9(2)
Affiliate	Section 7.9(3)
Agreement	Preamble
Anti-Bribery Laws	Section 2.1(s)
Arbitration	Section 7.6
Articles of Association	Section 7.9(4)
Bankruptcy and Equity Exception	Section 2.1(c)(1)
Basket	Section 4.3(a)
Beneficially Own	Section 7.9(5)
Benefit Plan	Section 7.9(6)
Board	Section 1.3(a)(vi)
Business Day	Section 7.9(7)
Class A Ordinary Shares	Section 2.1(b)
Class B Ordinary Shares	Section 2.1(b)
Closing	Section 1.2(a)
Closing Date	Section 1.2(a)
Company	Preamble
Company Disclosure Documents	Section 2.1
Company Disclosure Schedule	Section 2.1
Company Indemnified Parties	Section 4.3(b)
Company Reports	Section 2.1(e)
Company Share Option Plans	Section 7.9(8)
Company Systems	Section 7.9(9)
Compelled Disclosure	Section 3.3
control	Section 7.9(3)
De Minimis Claim	Section 4.3(a)
Debt Agreement	Section 7.9(10)
Disposition	Section 6.1
Dispute	Section 7.6
e-mail	Section 7.4
Environmental Law	Section 2.1(t)
Exchange Act	Section 2.1(e)
Financial Statements	Section 2.1(d)
Fundamental Representations	Section 7.9(11)
GAAP	Section 2.1(d)(3)
Governmental Entity	Section 1.3(a)(i)
Governmental Order	Section 1.3(a)(i)
Group Companies	Section 7.9(12)
Hazardous Materials	Section 7.9(13)
HKIAC	Section 7.6(a)

v

HKIAC Rules	Section 7.6(b)
HKSE Approvals	Section 1.3(a)(viii)
Hong Kong	Section 7.9(14)
Hong Kong Stock Exchange	Section 2.1(c)(3)
Indemnified Party	Section 4.3(c)
Indemnifying Party	Section 4.3(c)
Information	Section 3.3
Intellectual Property	Section 2.1(u)
Investor	Preamble
Investor Indemnified Party	Section 4.3
Investor Notes	Section 1.1
Investor Purchase Price	Section 1.1
J.P. Morgan	Section 2.1(v)
knowledge of the Company	Section 7.9(15)
Lien	Section 7.9(16)
Lock-up Period	Section 7.9(17)
Long Stop Date	Section 7.9(18)
Losses	Section 4.3(a)
Material Adverse Effect	Section 7.9(19)
Material Customer Contract	Section 7.9(20)
NASDAQ	Section 2.1(c)(3)
NDRC	Section 1.3(a)(v)
NDRC Certificate	Section 1.3(a)(v)
NDRC Circular	Section 1.3(a)(v)
New ADS	Section 2.1(o)
New Shares	Section 2.1(o)
Note Certificate	Section 1.2(b)
Note Instrument	Recitals
Notes	Recitals
Notice of Arbitration	Section 7.6(b)
Ordinary Shares	Section 2.1(b)
Other Investors	Recitals
Other NPA	Recitals
Permits	Section 2.1(m)
Permitted Affiliate	Section 6.1
Permitted Affiliate Transfer	Section 6.1
Permitted Financing	Section 6.2
Permitted Liens	Section 2.1(g)
person	Section 7.9(21)
PRC	Section 7.9(22)
Required Disclosing Party	Section 3.3
Sanctions	Section 2.1(s)
SEC	Section 2.1
Securities	Section 7.9(23)
Securities Act	Section 2.1(e)

Subject Securities	Section 7.9(24)
Subsidiary	Section 7.9(25)
Tax Representations	Section 7.9(26)
Transaction Documents	Recitals
VIE Agreements	Section 7.9(27)

THIS NOTE PURCHASE AGREEMENT, dated as of February 21, 2022 (this “Agreement”), is made among GDS Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), and the person listed on Schedule 1 hereto under the heading “Investor Name” (the “Investor”).

RECITALS:

A.       The Investment. The Investor intends to purchase from the Company, and the Company intends to issue and sell to the Investor, as an investment in the Company, the securities as described herein. The securities to be purchased by the Investor at the Closing are unsecured 0.25% convertible senior notes, convertible into fully paid Class A Ordinary Shares (or such Class A Ordinary Shares in the form of ADSs) of the Company (the “Notes”).

B.       Note Instrument. At the Closing, the Notes will be issued pursuant to a note instrument issued by the Company to the Investor, substantially in the form attached as Exhibit C hereto, to be dated as of the Closing Date (the “Note Instrument”).

C.       Transaction Documents. The term “Transaction Documents” refers to this Agreement, the Note Instrument, the Note Certificate and all other documents or written agreements entered into or delivered by the parties hereto in connection with the transactions contemplated hereby or thereby.

D.        Other Investors. On the date of this Agreement, the Company is entering into a note purchase agreement (the “Other NPA”) with certain other investors named therein (the “Other Investors”), pursuant to which the Other Investors have agreed to purchase immediately prior to the Closing an aggregate principal amount of US$ 520,000,000 of the Notes as described therein.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE; CONSIDERATION; and Closings

Section 1.1.            Purchase and Sale. On the terms and subject to the conditions set forth herein, at the Closing, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, Notes with a principal amount equal to the principal amount set forth opposite the Investor’s name under the column titled “Principal Amounts of Notes” under Schedule 1 (such Notes to be purchased by the Investor, its “Investor Notes”) for an aggregate purchase price as set forth opposite the Investor’s name under the column titled “Purchase Price” under Schedule 1 (with respect to the Investor, its “Investor Purchase Price”).

Section 1.2.            Closings.

(a)               Subject to the satisfaction (or, where permissible, waiver) of the conditions to the closing set forth in SECTION 1.3, the closing of the purchase by the Investor of its Investor Notes shall take place electronically, through the exchange of documents via electronic mail or facsimile (the “Closing”), on March 8, 2022, subject to all of the conditions set forth in SECTION 1.3 having been satisfied or waived on or prior to such date (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other date as agreed by the parties hereto in writing (the date on which the Closing actually occurs with respect to the Investor, the “Closing Date”), but in any event prior to the Long Stop Date. The parties hereto will use reasonable efforts to consummate the Closing hereunder with respect to the Investor subject to, and immediately after (and on the same date as), the Closings (as defined in the Other NPA) under the Other NPA and the Company will use reasonable efforts to consummate the Closings (as defined in the Other NPA) under the Other NPA with respect to the Other Investors immediately prior to (and on the same date as) the Closing with respect to the Investor. For the avoidance of doubt, the Investor shall not have any rights pursuant to the Articles of Association in respect of the Investor Notes that the Investor has agreed to purchase pursuant to this Agreement until the Closing hereunder has occurred.

(b)               At the Closing with respect to the Investor,

(i)                 the Company shall (A) issue and deliver to the Investor the Investor Notes in the form of a note certificate representing the aggregate principal amount of the Investor Notes (the “Note Certificate”) accompanied by the Note Instrument, in each case duly executed by the Company; (B) procure the entry of the name of the Investor in the Register of Noteholders of the Company and deliver to the Investor a certified true copy of the such updated Register of Noteholders; and (C) deliver to the Investor such other documents and deliveries as set forth in SECTION 1.3(a);

(ii)              against issue and delivery of the items set out in SECTION 1.2(b)(i), the Investor shall (A) purchase from, and pay or cause to be paid to, the Company the Investor Purchase Price for the Investor Notes purchased under SECTION 1.1 by wire transfer of immediately available funds in United States dollars to the account designated by the Company in Schedule 4 hereto, and (B) deliver all other items required to be delivered pursuant to SECTION 1.3(b).

Section 1.3.            Closing Conditions.

(a)               The obligation of the Investor to consummate its Closing is subject to the fulfillment prior to or contemporaneously with the Closing, or the waiver by the Investor (if permissible under applicable laws), of each of the following conditions:

(i)                 no judgment, injunction, order, ruling, verdict, decree or other similar determinations or finding (a “Governmental Order”) by, before or under the supervision of any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, or any applicable industry self-regulatory organization (each, a “Governmental Entity”), and no law or regulation, that would have the effect of prohibiting the Closing shall be in effect and no lawsuit commenced by any Governmental Entity seeking to prohibit the Closing shall be pending;

(ii)              (A) each of the Fundamental Representations shall be true and accurate in all respects, (B) each of the representations and warranties of the Company set forth in SECTION 2.1 (other than the Fundamental Representations) that contain any “materiality”, “material adverse effect”, “Material Adverse Effect” or similar qualifiers therein shall be true and accurate in all respects, and (C) any other representations and warranties of the Company set forth in SECTION 2.1 shall be true and accurate in all material respects, in each case of (A), (B) and (C), as of the date hereof and the Closing Date as if made on such Closing Date with reference to facts and circumstances existing on the Closing Date (except for such representations and warranties that speak as of a specified date, which representations and warranties shall be true and accurate in such respects as described above, in each case as of such specified date);

(iii)            the Company shall have performed in all material respects all obligations required to be performed by it at or prior to or contemporaneously with the Closing under this Agreement;

(iv)             the Company shall have delivered to the Investor a duly executed Officer’s Certificate in the form set forth in Exhibit A hereto;

(v)               the Company (through a PRC Subsidiary) shall have obtained an enterprise foreign debt filing certificate from the National Development and Reform Commission (the “NDRC”, and such certificate, the “NDRC Certificate”) and such filing shall not have been withdrawn or subject to any condition which has not been fulfilled or performed as of the Closing, except for the reports by such PRC Subsidiary to NDRC on the requisite information and documents within ten (10) Business Days in the PRC after the date of each issuance of the Investor Notes hereunder in accordance with the Circular on Promoting the Reform of the Administrative System on the Issuance by Enterprises of Foreign Debt Filings and Registrations (国家发展改革委关于推进企业发行外债备案登记制管理改革的通知(发改外资 [2015] 2044 号)) (the “NDRC Circular”);

(vi)             all corporate and other actions required to be taken by the Company in connection with the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a named party and the consummation of the transactions contemplated hereunder and thereunder, including the issuance of the Notes, shall have been completed and the Company shall have delivered to the Investor a true and complete copy of the duly passed resolutions of the Board of Directors of the Company (the “Board”) (in the form of minutes or otherwise), or the relevant extracts thereof, evidencing the foregoing;

(vii)          from the date of this Agreement, no Material Adverse Effect shall have occurred;

(viii)        the Hong Kong Stock Exchange shall have approved the Investor Notes prior to its issuance and the Listing Committee of the Hong Kong Stock Exchange shall have granted the approval for the listing of and the permission to deal in all the New Shares upon conversion of the Investor Notes, and such approval remains valid and effective (collectively, the “HKSE Approvals”);

(ix)             Conyers Dill & Pearman, Cayman Islands counsel for the Company, shall have delivered to the Investor their written opinion, dated as of the Closing Date, in the form set forth in Exhibit B hereto;

(x)               the Company shall have delivered to the Investor a copy of each Transaction Document to which it is a named party, duly executed by the Company; and

(xi)             all the Closings (as defined in the Other NPA) with respect to all of the Other Investors under the Other NPA shall have been consummated in accordance with the terms and subject to the conditions thereunder.

(b)               The obligation of the Company to consummate the Closing with respect to the Investor is subject to the fulfillment prior to such Closing, or the waiver by the Company (if permissible under applicable laws), of each of the following conditions:

(i)                 no Governmental Order by, before or under a Governmental Entity, and no law or regulation, that would have the effect of prohibiting such Closing shall be in effect, and no lawsuit commenced by any Governmental Entity seeking to prohibit such Closing shall be pending;

(ii)              the representations and warranties of the Investor set forth in SECTION 2.2 of this Agreement shall be true and correct in all material respects as of the date hereof and as of such Closing Date (except to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such date);

(iii)            the Investor shall have performed in all material respects all obligations required to be performed by it at or prior to or contemporaneously with such Closing under this Agreement;

(iv)             the Company (through a PRC Subsidiary) shall have obtained the NDRC Certificate from the NDRC and such filing shall not have been withdrawn or subject to any condition which has not been fulfilled or performed as of the Closing, except for the reports by such PRC Subsidiary to NDRC on the requisite information and documents within ten (10) Business Days in the PRC after the date of each issuance of the Investor Notes hereunder in accordance with the NDRC Circular;

(v)               the Hong Kong Stock Exchange shall have approved the Investor Notes prior to its issuance and the Listing Committee of the Hong Kong Stock Exchange shall have granted the approval for the listing of and the permission to deal in all the New Shares upon conversion of the Investor Notes, and such approval remains valid and effective;

(vi)             the Investor shall have delivered to the Company a copy of each Transaction Document to which it is a named party, duly executed by the Investor; and

(vii)          all corporate and other actions required to be taken by the Investor in connection with the execution, delivery and performance by the Investor of this Agreement and the other Transaction Documents to which it is a named party and the consummation of the transactions contemplated hereunder and thereunder, shall have been completed and the Investor shall have delivered to the Company a true and complete copy of the duly passed resolutions of the Board of Directors or similar corporate governance body of the Investor (in the form of minutes or otherwise), or the relevant extracts thereof, evidencing the foregoing.

ARTICLE II

Representations and Warranties

Section 2.1.            Representations and Warranties of the Company. The Company represents and warrants to the Investor as of the date hereof and as of the Closing Date with respect to the Investor (except to the extent made only as of a specified date, in which case as of such date) that, except as set forth (i) in the reports, registrations, documents, filings, statements, schedules and submissions together with any required amendments thereto filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”) and/or the Stock Exchange of Hong Kong prior to the date hereof (the “Company Disclosure Documents”), in each case which are publicly available or (ii) in the Company Disclosure Schedule attached hereto as Schedule 2 (the “Company Disclosure Schedule”):

(a)               Incorporation, Organization and Good Standing. The Company and each other Group Company have been duly incorporated or organized, as the case may be, and are validly existing and in good standing (or the jurisdictional equivalent) under the laws of their respective jurisdictions of incorporation or organization, are duly licensed or qualified to do business and are in good standing (or the jurisdictional equivalent) in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except, only with respect to all of the Group Companies other than the Company, where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)               Capitalization. The authorized share capital of the Company is US$100,100.00 and consists of (x) 1,800,000,000 Class A ordinary shares, par value US$0.00005 per share (the “Class A Ordinary Shares”), and (y) 200,000,000 Class B ordinary shares, par value US$0.00005 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”), and (z) 2,000,000 preferred shares, par value US$0.00005 per share and other than (1) 33,707,864 Class A Ordinary Shares reserved for issuance upon the conversion of the Series A convertible preferred shares as described in clause (z) below and (2) 46,526,048 Class A Ordinary Shares reserved for issuance upon the conversion of the 2025 Convertible Notes, in each case which reserved Class A Ordinary Shares may be issued between the date hereof and the Closing Date of the Investor under the terms of such Series A convertible preferred shares and the terms of the 2025 Convertible Notes, there are (x) 1,456,842,659 Class A Ordinary Shares issued and outstanding (of which 63,514,816 Class A Ordinary Shares have been reserved for future delivery upon exercise or vesting of share awards granted under the Company Share Option Plans as of the date hereof), (y) 67,590,336 Class B Ordinary Shares issued and outstanding and (z) 150,000 Series A convertible preferred shares issued and outstanding, which may be converted into Class A Ordinary Shares between the date hereof and the Closing Date of the Investor. All the outstanding shares of the Company have been duly and validly authorized and issued and are fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof) and are not subject to any pre-emptive, subscription rights, anti-dilutive rights, rights of first refusal or similar rights other than as set out in the Articles of Association, the articles of association or equivalent charter documents of any of the other Group Companies, the shareholder agreements or joint venture agreements of the Group Companies that are joint ventures, the Company Disclosure Documents and the Company Disclosure Schedule. Except for the rights of the Investor to purchase the Investor Notes pursuant to this Agreement (and the conversion right in connection therewith) and the rights of the Other Investors to purchase their respective Investor Notes (as defined under the Other NPA) pursuant to the Other NPA (and the conversion right in connection therewith), and rights set forth in the other Transaction Documents, the Articles of Association, the Company Disclosure Documents and the Company Disclosure Schedule, there are no outstanding rights (including pre-emptive rights), warrants, or instruments convertible into or exchangeable for, any shares or other equity interests in the Company or any of the other Group Companies, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any shares of the Company or any of the other Group Companies, any such convertible or exchangeable securities or any such rights, warrants or options. All of the outstanding shares or other equity interests of each Group Company owned or controlled, directly or indirectly, by the Company have been duly and validly authorized and issued, are fully paid in accordance with their respective articles of associations and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof) and are owned or controlled directly or indirectly by the Company, free and clear of any Liens (other than Liens under the existing loan facilities of the Group Companies and transfer restrictions imposed by applicable securities or other laws). Other than (i) as set out in the Company Disclosure Documents and the Company Disclosure Schedule, (ii) the VIE Agreements and (iii) the Transaction Documents, no Group Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to the disposition, voting or dividends with respect to any equity interests in the Company. From the date hereof through the Closing Date, except pursuant to the Transaction Documents, the Transaction Documents (as defined in the Other NPA), the transactions contemplated hereby and thereby and as contemplated in the first sentence of this SECTION 2.1(b), the Company shall not have (i) issued, approved or agreed to the issuance of any Ordinary Shares, or any securities convertible into or exchangeable or exercisable for Ordinary Shares, (ii) reserved for issuance any Ordinary Shares, (iii) repurchased or redeemed, or approved or agreed to the repurchase or redemption of, any Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares or (iv) declared or paid any dividends or other distributions on the Ordinary Shares.

(c)               Authorization.

(1)               The Company has the corporate power and authority to enter into, execute and deliver the Transaction Documents and to carry out and perform its obligations thereunder. The execution, delivery and performance of the Transaction Documents by the Company and the consummation of the transactions contemplated thereby, have been duly authorized by all requisite actions on the part of the Company. The Transaction Documents constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights generally and general equitable principles (the “Bankruptcy and Equity Exception”).

(2)               Subject to the Company’s receipt of the HKSE Approvals, neither the execution, delivery and performance by the Company of any of the Transaction Documents, nor the consummation of the transactions contemplated thereby (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, modification or acceleration of, or result in the creation or imposition of, any Lien upon any property, right or asset of the Company or any other Group Company pursuant to any agreement, contract or instrument to which the Company or any other Group Company is a party or by which any such property, right or asset is bound, (ii) violate any law, statute, rule or regulation or any judgment, ruling, order, writ, injunction or decree applicable to the Company or any other Group Company or any of their respective properties, licenses or assets, or (iii) violate, conflict with or result in the breach of any provision of the Articles of Association or similar organizational documents of the Group Companies, except, in the case of each of clauses (i) and (ii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Save for the NDRC Certificate and the post-issuance reporting to the NDRC for any issuance of the Notes within ten (10) Business Days after the completion of such issuance in accordance with the NDRC Circular, the Company and its PRC counsel are not aware of any additional consent or approval required from any PRC Governmental Entity for the Company to enter into, execute and deliver the Transaction Documents and for the parties to consummate the transactions contemplated thereunder.

(3)               Assuming the accuracy of the representations and warranties of the Investor set forth in SECTION 2.2, no consent, approval, authorization, order, registration or qualification of or with any Governmental Entity is required to be made or obtained by the Company for the execution, delivery and performance by the Company of the Transaction Documents and the consummation of the transactions contemplated thereby, except for (i) those that have been made or obtained prior to the date hereof, (ii) the NDRC Certificate described in SECTION 1.3(a)(v), and (iii) filings to be made following the date of this Agreement pursuant to securities laws and the rules and regulation of The NASDAQ Stock Market LLC (the “NASDAQ”) and the Main Board of the Stock Exchange of Hong Kong (the “Hong Kong Stock Exchange”), and the approval of the Hong Kong Stock Exchange of the listing of, and permission to deal in, the New Shares to be issued upon conversion of the Notes described in SECTION 1.3(a)(viii).

(d)               Financial Statements. The financial statements of the Company included in the Company Disclosure Documents (the “Financial Statements”):

(1)               have been prepared from, and are in accordance with, the books and records of the Group Companies;

(2)               complied in all material respects, as of each of their dates of filing with the SEC, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto;

(3)               have been prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis except as disclosed in such Financial Statements or the notes thereto; and

(4)               present fairly in all material respects the consolidated financial position of the Company and the Group Companies at the dates set forth therein and the consolidated results of operations and cash flows of the Company and the Group Companies for the periods stated therein,

(5)               subject to, in the case of the unaudited interim financial statements included in an exhibit to Form 6-K, (i) the absence of notes and year-end audit and closing adjustments, and (ii) the omission of consolidated statements of cash flows and footnote disclosures.

(e)               Reports. Since December 31, 2018, the Company has filed or furnished all reports, registrations, documents, filings, statements, schedules and submissions together with any required amendments thereto, that it was required to file with or furnish to the SEC (the foregoing, collectively, the “Company Reports”) and have paid all fees and assessments due and payable in connection therewith. As of their respective filing or furnishing dates, the Company Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Entities, as the case may be. As of the date of this Agreement, there are no outstanding comments from the SEC or any other Governmental Entity with respect to any Company Report. Each Company Report, including the documents incorporated therein by reference, when it was filed with or furnished to the SEC, did not, as of its date or if amended prior to the date of this Agreement, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated within or necessary in order to make the statements made in it, in the light of the circumstances under which they were made, not misleading and complied in all material respects as to form with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s financial condition is, in all material respects, as described in the Company Reports, except for changes in the ordinary course of business.

(f)                Internal Controls and Procedures. The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management, and (c) unauthorized acquisition, use or disposition of the Company’s assets that could have an adverse effect in any material respect on the Company’s financial statements are prevented or timely detected. Since December 31, 2020, neither the Company nor, to the Company’s knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of any “significant deficiency” or “material weakness” (each as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. The Company has no knowledge of any reason that its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes Oxley Act of 2002, without qualification, if and when next due. The Company has maintained “disclosure controls and procedures” as required by Rule 13a-15 under the Exchange Act in all material respects.

(g)               Title to Real and Personal Property. Except for any Permitted Liens, the Company and each other Group Company have good title or usage rights free and clear of any Liens to all the real and personal property that are material to their respective businesses, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, which are reflected in the Company’s consolidated balance sheet as of December 31, 2020 included in the Company’s Annual Report on Form 20-F for the period then ended, and all real and personal property that are material to their respective businesses acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Permitted Liens” means (i) Liens for taxes and other governmental charges and assessments arising in the ordinary course which are not yet due and payable, (ii) Liens of landlords and Liens of carriers, warehouse-men, mechanics and materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable, (iii) Liens under the Company’s existing loan facilities, (iv) non-exclusive licenses to Intellectual Property granted to third parties in the ordinary course of business and (v) other Liens or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection and except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All leases of real property and all other leases pursuant to which the Company or such Group Company, as lessee, leases real or personal property, which are material to their respective businesses, are valid and effective in all material respects, in accordance with their respective terms and there is not, under any such lease, any existing material default by the Company or such Group Company, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(h)               Tax. The Company and each Group Company have timely prepared and filed all tax returns required to have been filed by the Company with the appropriate Governmental Entities and timely paid all taxes shown thereon or otherwise owed by it (other than such taxes as are not yet due or are currently being contested in good faith and for which reserves have been provided in accordance with GAAP), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and each Group Company in respect of taxes for all fiscal period are adequate in all material respects, and there are no material unpaid assessments against the Company or any other Group Company. All taxes and other assessments and levies that the Company or any other Group Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper Governmental Entity or third party when due, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no tax Liens or claims pending against the Company, any other Group Company or any of their assets or property, other than Permitted Liens. There are no tax audits or investigations pending, which if adversely determined would result in a Material Adverse Effect. The Company does not expect to be classified as a passive foreign investment company, as defined in Section 1297 of United States Internal Revenue Code of 1986, as amended, for the current taxable year or in future taxable years. The Company is, and has been since its inception, treated as a corporation for U.S. federal income tax purposes.

(i)                 Absence of Certain Changes. Since December 31, 2020, the business and operations of the Company and the Group Companies have been conducted in the ordinary course of business consistent with past practice, there has not been any Material Adverse Effect and the Group Companies have not made any material change in any of their method of accounting or accounting policies.

(j)                 Related Party Transaction. Other than the transactions contemplated by the Other NPA and the Transaction Documents (as defined in the Other NPA) and as disclosed in the Company Disclosure Schedule or in the Company Disclosure Documents, there are no material transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed material transactions, or series of related transactions between the Company or any other Group Companies, on the one hand, and the Company, any current or former director or executive officer of the Company or any other Group Companies or any person who Beneficially Owns 5% or more of the Ordinary Shares (or any of such person’s immediate family members or Affiliates) (other than Group Companies), on the other hand.

(k)               Offering of Securities. Neither the Company nor any of its Affiliates nor any person acting on behalf of it or any of its Affiliates has taken or will take any action which would subject the offering, issuance, or sale of any of the Investor Notes to the registration requirements of the Securities Act.

(l)                 Litigation and Other Proceedings. There is no pending or, to the knowledge of the Company, threatened, claim, action, suit, arbitration, mediation, demand, hearing, investigation or proceeding against the Company or any other Group Company or any director or officer thereof (in their capacity as such) that involves a claim that is or that, individually or in the aggregate, if adversely determined, would result in a Material Adverse Effect or that would reasonably be expected to have the effect of making illegal, enjoining or otherwise prohibiting or preventing the transactions contemplated by this Agreement. Neither the Company nor any other Group Company is subject to any material Governmental Order, nor are there any proceedings with respect to the foregoing pending, or to the knowledge of the Company, threatened.

(m)             Compliance with Laws and Other Matters; Permits. The Company and each Group Company have conducted their business in compliance in all material respects with all applicable laws and requirements of the NASDAQ and the Hong Kong Stock Exchange. The Company is not in material violation of any listing requirements of the NASDAQ and the Hong Kong Stock Exchange applicable to it and has no knowledge of any facts that would reasonably be expected to lead to delisting or suspension of its ADS from the NASDAQ or its Class A Ordinary Shares from the Hong Kong Stock Exchange, in the foreseeable future. The Company and each Group Company have all material permits, licenses, authorizations, consents, orders and approvals (collectively, “Permits”), and have made all material filings, applications and registrations with, any Governmental Entity that are required in order to carry on their business as presently conducted, except where the failure to possess or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All such Permits are in full force and effect and all such filings, applications and registrations are current, in each case, in all material respects.

(n)               Labor. Except as set out in the Company Disclosure Documents or the Company Disclosure Schedule: (i) there is no strike or material labor dispute pending or, to the knowledge of the Company, threatened against or affecting any of the Group Companies, (ii) each Group Company has been in compliance in all material respects with all applicable laws relating to labor, employment, and employment practices, (iii) each Benefit Plan has been established, maintained, administered, funded and operated in all material respects in compliance with its terms and applicable law. None of the Group Companies has any employee located in the United States, and none of the Group Companies has any current or contingent liability with respect to any Benefit Plan subject to the laws of the United States or on account of at any time being considered a single employer under Section 414 of the Code, with any other person.

(o)               Status of Securities. Upon issuance and delivery of the Investor Notes to the Investor in accordance with this Agreement, the Investor Notes will rank pari passu in right of payment with the Other Investors’ Investor Notes (as defined under the Other NPA) and will be convertible at the option of the holder thereof into Class A Ordinary Shares (or such Class A Ordinary Shares in the form of ADS (such ADS, the “New ADS”)) in accordance with the terms of the Note Instrument (the “New Shares”). The New Shares, when issued and delivered upon conversion of the Investor Notes in accordance with the Note Instrument, will be validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof), and shall be free and clear of Liens (other than those created by the Investor), except for restrictions on transfer imposed by applicable securities laws and the Articles of Associations. The Company has, or will have as of the Closing Date, sufficient authorized share capital to satisfy the issue of such number of Class A Ordinary Shares or new ADS as would be required to be issued upon conversion of all of the Notes at the initial conversion price in accordance with the terms of the Note Instrument.

(p)               Investment Company. Neither the Company nor any of the Group Companies is an “investment company” as defined under the Investment Company Act of 1940, as amended, and neither the Company nor any of the Group Companies sponsors any person that is such an investment company.

(q)               Directed Selling Efforts. Neither the Company nor its affiliates (as defined in Rule 405 under the Securities Act) nor any persons acting on behalf of any of them has engaged in any “directed selling efforts” (as defined in Regulation S) with respect to the Notes, the New ADS or the New Shares.

(r)                Foreign Issuer. The Company is a “foreign issuer” as defined in Regulation S.

(s)                Compliance with Anti-Bribery, Anti-Money Laundering and Sanctions Laws. Neither the Company nor any other Group Company, nor any of their respective directors, officers, managers, and employees (in their respective capacity as such), or to the knowledge of the Company, any agent, independent contractors, representatives, or other person acting for or on behalf of the Company or any other Group Company (including their respective directors, officers, managers, and employees, in their respective capacity as such) (i) is aware of or has taken any action in connection with any Group Company, directly or indirectly, that would result in a violation of the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed a violation of the Bribery Act 2010 of the United Kingdom, PRC Criminal Law, the PRC Anti-Unfair Competition Law, the Provisional Regulations regarding Prohibition of Commercial Bribery and all other applicable laws, regulations and judicial interpretations in respect of anti-corruption in the PRC, in each case to the extent applicable, or any other applicable anti-bribery or anti-corruption laws (“Anti-Bribery Laws”), (ii) is aware of, or has, in violation of any applicable Anti-Bribery Laws, made or taken in connection with any Group Company an intentional act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any government or regulatory official or employee, including any directors, officers and employees of any wholly government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office, (iii) has made, offered, promised, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit, (iv) has violated or operated in material noncompliance with any applicable money laundering law or anti-terrorism law, or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, the U.S. Department of Commerce, and the U.S. Department of State, or any sanctions imposed by the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Hong Kong Monetary Authority, PRC, or any other relevant sanctions authorities (“Sanctions”), (vi) transacting business, located or residing in, incorporated under the laws of, or owned 50% or more or controlled by, or acting on behalf of, a person located or residing in or organized under the laws of a country or territory that is, or whose government is, the target of comprehensive Sanctions, or (vii) is in violation of Sanctions. The Company and each Group Company have, to the extent required by applicable law and regulation, instituted and maintain policies and procedures designed to promote and reasonably ensure, and which are reasonably expected to continue to reasonably ensure, continued compliance with applicable Anti-Bribery Laws and laws and regulations relating to money laundering, terrorist financing, and to the fullest extent permitted by applicable law, Sanctions.

(t)                 Environmental Liability. Except as has not had and would not be reasonably expected to have a Material Adverse Effect, the Company and each Group Company are in compliance with all, and have no material liability (contingent or otherwise) with respect to any manufacture, distribution, disposal or release of, contamination by, or exposure of any person to, any Hazardous Materials under, applicable Environmental Laws. For purposes of this Agreement, “Environmental Law” means any law, regulation, order, decree, common law or agency requirement relating to the protection of the environment or human health and safety.

(u)               Intellectual Property.

(1)               The Company and the Group Companies own all right, title, and interest in and to, free and clear of all Liens, except for Permitted Liens, or have a valid and enforceable license to use all material Intellectual Property used in or necessary to carry on their business as currently conducted, and such Intellectual Property is valid, subsisting and enforceable except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and is not subject to any material outstanding order, judgment, decree or agreement adversely affecting the Company’s or the Group Companies’ use of, or rights to, such Intellectual Property. The Company and the Group Companies have sufficient rights to use all Intellectual Property used in or necessary for their business as presently conducted, all of which rights shall survive unchanged following the consummation of the transactions contemplated by this Agreement except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(2)               There have been no claims made and, to the knowledge of the Company, no pending claims made asserting the invalidity, misuse or unenforceability of any Intellectual Property owned or used by the Company or any other Group Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any other Group Company has received any notice of infringement or misappropriation of, or any conflict with, the rights of others with respect to any Intellectual Property except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The conduct of the business of the Company and any other Group Company has not infringed, misappropriated or conflict with any intellectual property rights of any third party except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Company’s knowledge, no third party has materially infringed, misappropriated or otherwise violated the Intellectual Property rights of the Company or the Group Companies. The Company and the Group Companies have taken reasonable measures to protect the material Intellectual Property owned by or licensed to the Company or any of the Group Companies.

(3)               The Group Companies have used commercially reasonable efforts to protect the confidentiality, integrity, security, and continuity of the Company Systems in all material respects. The Company Systems are, in all material respects, sufficient for the immediate and currently anticipated future needs of the businesses of the Group Companies. There have been no unauthorized intrusions, failures, breakdowns or substandard performance of any Company Systems, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

“Intellectual Property” shall mean (A) all trademarks, service marks, brand names, trade names, logos, designs, slogans, taglines, domain names, rights to social media accounts, the registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing together with all good-will associated therewith; (B) patents, applications for patents, and any renewals, extensions or reissues thereof, in any jurisdiction; (C) nonpublic information, know-how, trade secrets, technology and inventions (whether patentable or not) and confidential information; (D) copyrights, works of authorship, registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, mask works and copyrightable works; (E) software (including source code and object code), data, databases, and documentation thereof; and (F) other intellectual property, industrial property and proprietary rights.

(v)               Brokers and Finders. Other than the Company’s engagement of J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”) as financial advisor to the Company in connection with the sale of the Notes, neither the Company nor any other Group Company nor any of their respective officers, directors or employees (acting in their respective capacity as such) has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any Group Company in connection with the Transaction Documents or the transactions contemplated hereby and thereby.

(w)             VIE Agreements. Each of the VIE Agreements has been duly authorized, executed and delivered by the parties thereto, and constitutes valid and binding obligations of the parties thereto, enforceable against such parties in accordance with its terms, subject to the Bankruptcy and Equity Exception, and there is no enforceable agreement or undertaking to rescind, amend or change the nature of such captive structure or material terms of the VIE Agreements. The VIE Agreements do not violate the laws and regulations of PRC which are effective as of the date of this Agreement, or the articles of association of the parties of such VIE Agreements. The VIE Agreements are adequate to enable the financial statements of each Group Company that is a party to a VIE Agreement to be consolidated with those of the Company in accordance with GAAP.

(x)               Indebtedness. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Group Companies is in breach of, default, event of default or violation under any Debt Agreement or has requested or been granted a waiver for any such breach, default or violation under such Debt Agreement. None of the parties to any Debt Agreement is entitled to declare any indebtedness under any Debt Agreement due and payable prior to its specified maturity as a result of an event of default (however described) under such Debt Agreement, which declaration would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No event (which could not be cured under the terms of the relevant Debt Agreement) has occurred that with notice or lapse of time, or both, would constitute an event of default (however described) under any Debt Agreement which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(y)               No Undisclosed Liabilities. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of the Group Companies has any liabilities or obligations of a type required to be reflected on a balance sheet in accordance with GAAP, other than (i) liabilities or obligations disclosed and provided for in the Financial Statements or in the notes thereto, (ii) liabilities or obligations that have been incurred by the Company or the Group Companies since December 31, 2020 in the ordinary course of business or (iii) liabilities or obligations arising under or in connection with the transactions contemplated by the Transaction Documents.

(z)               Material Contracts. The Material Customer Contracts are in full force and effect and represent the legal, valid and binding obligations of the applicable Group Company party thereto and to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto. Neither the Group Company party thereto, nor, to the knowledge of the Company, any of the other parties thereto, is in material breach of, material default or material violation under any Material Customer Contract. To the knowledge of the Company, no event has occurred that with notice or lapse of time, or both, would constitute a material breach, material default or material violation under any Material Customer Contract. None of the Group Companies has received any written claim or notice of any material breach, material default or material violation under any Material Customer Contract. To the Company’s knowledge, none of the other parties to any of the Material Customer Contracts or the customer to whom any Group Company provides services under such Material Customer Contract, has notified the Company or any other Group Company in writing that it has the intention to terminate, suspend or not renew or discontinue, or materially change the existing terms with respect to, its business relationship with the Group Companies in manner which, based on the reasonable determination of the Company, would materially and adversely impact the financial condition and results of operations of the Group Companies, taken as a whole.

(aa)            Other NPA and the Other Investors’ Investor Notes (as defined in the Other NPA). No Group Company has entered into any side letter or similar agreement with any Other Investor in connection with such Other Investor’s purchase of its Investor Notes (as defined in the Other NPA) other than the Transaction Documents (as defined in the Other NPA) and none of the Transaction Documents (as defined in the Other NPA) has been amended in any material respect following the date of this Agreement in a manner that is more materially advantageous or favorable to any Other Investor than to the Investor hereunder in accordance with the terms of the Transaction Documents to the Investor is a party. Upon issuance and delivery of such other Investor Notes (as defined in the Other NPA) to the Other Investors, such Investor Notes (as defined in the Other NPA) will be evidenced by a separate Global Note and governed by a separate Indenture and will not be fungible with the Investor Notes issued to the Investor at the Closing. The commercial terms of the Other Investors’ respective Investor Notes (as defined in the Other NPA) will be substantially similar to the Investor Notes to be issued to the Investor hereunder.

Section 2.2.            Representations and Warranties of the Investor. The Investor hereby represents and warrants with respect to itself, as of the date hereof and as of the Closing Date with respect to the Investor (except to the extent made only as of a specified date, in which case as of such date), to the Company that:

(a)               Incorporation, Organization and Authority. The Investor has been duly incorporate or organized, as the case may be, and is validly existing and in good standing (or the jurisdictional equivalent) under the laws of its jurisdiction of incorporation or organization, is duly licensed or qualified to do business and is in good standing (or the jurisdictional equivalent) in each jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such license or qualification, and has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged.

(b)               Authorization.

(1)               The Investor has the corporate power and authority to enter into, execute and deliver each of the Transaction Documents to which it is a named party and to carry out and perform its obligations thereunder. The execution, delivery and performance of the Transaction Documents to which it is a named party by the Investor and the consummation of the transactions contemplated thereby have been duly authorized by all requisite actions on the part of the Investor. The Transaction Documents to which it is a named party constitute valid and legally binding obligations of the Investor, enforceable against the Investor in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

(2)               Neither the execution, delivery and performance by the Investor of any of the Transaction Documents to which it is a named party, nor the consummation of the transactions contemplated thereby will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, modification or acceleration of, or result in the creation or imposition of, any Lien upon any property, right or asset of the Investor pursuant to any agreement, contract or instrument to which the Investor is a named party or by which any such property, right, or asset is bound, (ii) violate any law, statute, rule or regulation or any judgment, ruling, order, writ, injunction or decree applicable to the Investor or any of its properties, licenses or assets, or (iii) violate, conflict with or result in the breach of any provision of the organizational documents of the Investor, except, in the case of clause (i) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Investor’s capability to consummate the transactions and to perform its obligations contemplated under the Transaction Documents.

(3)               No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any Governmental Entity is required by the Investor for the execution, delivery and performance by the Investor of the Transaction Documents to which it is a named party and the consummation of the transactions contemplated thereby.

(4)               Purchase for Investment. The Investor (A) is acquiring the Investor Notes and the underlying New Shares for its own account solely for investment with no present intention or plan to distribute any of the Investor Notes or New Shares to any person nor with a view to or for sale in connection with any distribution thereof, in each case in violation of the Securities Act, and (B) will not sell or otherwise dispose of any of the Investor Notes or New Shares, except in compliance with the registration requirements or exemption provisions of the Securities Act and any other applicable securities laws. Without limiting any of the foregoing, neither the Investor nor any of its Affiliates has taken, and the Investor will not, and will cause its Affiliates not to, take any action that would cause the securities to be purchased hereunder to be subject to the registration requirements of the Securities Act.

(c)               Exemption from Registration; Restricted Securities. The Investor acknowledges that the Investor Notes and the New Shares have not been registered under the Securities Act or the securities law of any state of the United States or other jurisdiction and may not be offered, resold, pledged or otherwise transferred directly or indirectly in the United States or to or for the account or benefit of any “U.S. person” as that term is defined under Regulation S under the Securities Act except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, or in any other jurisdiction or for the account or benefit of any persons in any other jurisdiction except pursuant to an exemption from, or in a transaction not subject to, any applicable laws of such other jurisdiction, and any certificate(s) representing the Investor Notes or the New Shares shall bear a legend substantially to such effect.

(d)               Financial Capability. The Investor will have immediately available funds necessary to consummate the Closing with respect to the Investor, as of the Closing Date with respect to the Investor, on the terms and conditions contemplated by this Agreement.

(e)               Sophisticated Investor. The Investor is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of its Investor Notes, including investments in securities issued by the Company, and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to evaluate the merits and risks of a purchase of its Investor Notes, and can bear the economic risk and complete loss of its investment in its Investor Notes. The Investor has independently made its own analysis and decision to enter into the transactions contemplated hereby. The Investor hereby acknowledges and agrees that (i) J.P. Morgan is acting solely as the Company’s placement agent in connection with the transactions contemplated hereby and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the Investor, the Company or any other person or entity in connection with the transactions contemplated hereby, (ii) J.P. Morgan has not made, nor will it make, any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the transactions contemplated hereby, (iii) J.P. Morgan will not have any responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or transactions contemplated hereby, and (iv) J.P. Morgan shall not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, the Company or any other person or entity), whether in contract, tort or otherwise, to the Investor, or to any person claiming through the Investor, in respect of the transactions contemplated hereby.

(f)                Existing Ownership. The Investor does not legally or Beneficially Own or control, directly or indirectly, any shares, convertible debt or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any shares or convertible debt in the Company, or have any agreement, understanding or arrangement to acquire any of the foregoing, except with respect to (i) the Investor Notes as to be purchased by the Investor pursuant to the transactions contemplated herein, (ii) any other agreement the Investor or any of its Affiliate entered into with the Company on or prior to the date hereof, or (iii) any such interest disclosed to the Company in writing on or prior to the date hereof or in a Schedule 13D filed with the SEC.

(g)               Reliance on Exemptions.  The Investor understands that its Investor Notes are being offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Investor’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire its Investor Notes. The Investor is not a “U.S. person” as defined in Rule 902 of Regulation S. The Investor has been advised and acknowledges that in issuing its Investor Notes to it pursuant the terms hereto, the Company is relying upon the exemption from registration provided by Regulation S under the Securities Act. The Investor further acknowledges and agrees that, absent an effective registration under the Securities Act, its Investor Notes may only be offered, sold or otherwise transferred (x) to the Company, (y) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act or (z) pursuant to an exemption from registration under the Securities Act.

(h)               Brokers and Finders. Neither the Investor nor any of its respective officers, directors or employees (acting in their respective capacity as such) has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby.

(i)                 Compliance with Anti-Bribery, Anti-Money Laundering and Sanctions Laws. The Investor, including its directors, officers, managers and employees (in their respective capacity as such), and to the knowledge of the Investor, any agent, independent contractors, representatives, or other person acting on behalf of the Investor (including their respective directors, officers, managers and employees, in their respective capacity as such), (i) has not violated or operated in material noncompliance with any applicable money laundering law or anti-terrorism law, and (ii) is not currently subject to or the target of any Sanctions. The Investor has, to the extent required by applicable law and regulation, instituted and maintain policies and procedures designed to promote and reasonably ensure, and which are reasonably expected to continue to reasonably ensure, continued compliance with applicable laws and regulations relating to bribery and corruption, money laundering and terrorist financing, and Sanctions, and no funds given to the Company or any Group Company pursuant to the transactions anticipated by this Agreement shall be derived from violations, or provided in violation, of any applicable Anti-Bribery Laws or laws and regulations relating to money laundering, terrorist financing, and Sanctions.

ARTICLE III

Covenants

Section 3.1.            Filings; Other Actions.

(a)                  Each party hereto will cooperate and consult with each other and use commercially reasonable efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings, and other documents, and to obtain all necessary permits, consents, orders, approvals, and authorizations of, or any exemption by, all third parties and Governmental Entities, and expiration or termination of any applicable waiting periods, necessary or advisable to consummate the transactions contemplated by the Transaction Documents and to perform its covenants contemplated by the Transaction Documents. Each party hereto shall execute and deliver both before and after the Closing such further certificates, agreements, and other documents and take such other actions as any other party may reasonably request to consummate or implement such transactions or to evidence such events or matters. Each party hereto will have the right to review in advance, and to the extent practicable, each will consult with the other, in each case subject to applicable laws relating to the exchange of information and confidential information related to such party, all the information (other than personal or sensitive information) relating to such other party, and any of their respective Affiliates, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by the Transaction Documents; provided that, notwithstanding anything in this Agreement to the contrary, each party hereto acknowledges that a copy of the form of this Agreement and the other Transaction Documents to which it is a party may be filed with the SEC and this Agreement and the other Transaction Documents to which it is a party may be described in a filing made with the SEC, in each case pursuant to applicable requirements of law, without any prior notice to or consultation with any other party hereto. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees to keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall promptly furnish each other to the extent permitted by applicable laws with copies of written communications received by them or their Affiliates from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement or any other Transaction Document. Notwithstanding anything in this Agreement to the contrary, no party shall be required to provide any materials to any other party that it deems proprietary, privileged or confidential nor shall either be required to make any commitments to any Governmental Entity in connection therewith.

(b)               Each party hereto shall, upon reasonable request, furnish each other party with all information concerning itself, its subsidiaries (or Group Companies, in the case of the Company), Affiliates, directors, officers, partners, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of such other party or any of its subsidiaries (or Group Companies, in the case of the Company) to any Governmental Entity in connection with this Agreement. Notwithstanding anything herein to the contrary, no party shall be required to furnish any other party with any (1) sensitive personal biographical or personal financial information of any of the directors, officers, employees, managers or partners of such party or any of its Affiliates, (2) proprietary, privileged and non-public information related to the organizational terms of, or investors in, it or its Affiliates, or (3) any information that it deems proprietary, privileged or confidential.

(c)               The Company shall (through a PRC Subsidiary) report to the NDRC on the requisite information and documents within ten (10) Business Days in the PRC after the date of the issuance of the Investor Notes hereunder in accordance with the NDRC Circular.

(d)               The Company will comply with all requirements of NASDAQ and the Hong Kong Stock Exchange with respect to the issuance of the Notes (including the issuance of Class A Ordinary Shares or ADSs upon conversion thereof), including the filing or making of any additional listing notice or requirements with respect to the issuance of Class A Ordinary Shares or ADSs upon conversion of the Notes.

(e)               The Company will promptly notify the Investor of any modification to any commercial terms proposed to be made (if any) to any Other Investor’s Investor Notes (as defined in the Other NPA) that are materially more advantageous or favorable to such Other Investor than the Investor Notes of the Investor hereunder and if any such modification is made will, upon request by the Investor, effect substantially similar modifications (to the extent applicable and legally permissible) to the Investor Notes of the Investor hereunder such that its Investor Notes will not at any time while issued and outstanding reflect commercial terms less favorable in any material respect to the Investor than those contained in the Other Investor’s Investor Notes (as defined in the Other NPA), as so modified.

Section 3.2.            Expenses. Each of the parties hereto will bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated under this Agreement. For the avoidance of doubt, the Investor will pay all of its own costs and expenses, including the fees and expenses of its counsels (legal or otherwise) and securities transfer taxes on the resale of any of the Notes, Class A Ordinary Shares (or Class A Ordinary Shares in the form of ADSs) by the Investor.

Section 3.3.            Confidentiality. Each party to this Agreement will hold, and will cause its respective subsidiaries (or Group Companies, in the case of the Company) and their directors, officers, employees, agents, consultants, and advisors to hold, in strict confidence, unless disclosure to a Governmental Entity is necessary in connection with any necessary regulatory approval or unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any Governmental Entity, all nonpublic records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other parties hereto furnished to it by such other parties or their respective representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (1) previously known by such party on a non-confidential basis, (2) in the public domain through no fault of such party, or (3) later lawfully acquired from other sources by the party to which it was furnished), and none of the parties hereto shall release or disclose such Information to any other person, except its and its Affiliates’ respective directors, officers, employees, partners, shareholders, auditors, attorneys, financial advisors, other consultants, and advisors and, in the case of the Investor, any potential or actual financing sources or transferee of the Subject Securities held by them in a transfer permitted under the terms of this Agreement, in each case provided that each such recipient shall either be subject to professional obligations to keep such information confidential or confidentiality obligations that are as restrictive as this SECTION 3.3 and the relevant disclosing party shall be liable for any breach of confidentiality obligations by any of such recipient. If a party is required to disclose any Information to a Governmental Entity in accordance with this SECTION 3.3 (each, a “Compelled Disclosure”), subject to SECTION 3.1, the disclosing party shall, to the extent practical and legally permissible, notify the other party prior to making any such disclosure by providing the other party with the text of the disclosure requirement and draft disclosure at least 48 hours prior to making any such disclosure, and will narrow the draft disclosure to the extent the other party reasonably requests. Notwithstanding any other provision herein to the contrary, no party hereto (the “Required Disclosing Party”) shall be required to give notice to any other party hereto, and shall not be prohibited from disclosing Information, to the extent such disclosure requirements (x) is a Compelled Disclosure, (y) do not specifically reference any other party hereto, any Transaction Document, or any of the transactions contemplated under the Transaction Documents and (z) occur in the course of an ordinary course audit, examination or inspection of the business or operations of the Required Disclosing Party.

Section 3.4.            Conduct of the Business. Prior to the earlier of the Closing Date with respect to the Investor and the termination of this Agreement pursuant to SECTION 5.1, the Company shall, and shall cause each Group Company to, (i) conduct its business in the ordinary course consistent with past practice, including customary financing arrangements and facilities, (ii) use commercially reasonable efforts to preserve intact its current business organizations and its rights and permits issued by Governmental Entities, keep available the services of its current officers and key employees and preserve its relationships with customers, suppliers, Governmental Entities and others having business dealings with it to the end that its goodwill and ongoing businesses shall be unimpaired, and (iii) not take any action that would reasonably be expected to materially adversely affect or materially delay the consummation of the transactions contemplated by the Transaction Documents.

Section 3.5.            Commercially Reasonable Efforts. The Investor and the Company will use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (a)  all acts reasonably necessary to cause the conditions to Closing to be satisfied; (b) the obtaining of all necessary actions or no actions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations, filings, reports and the taking of all reasonable steps necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Entity; (c) the obtaining of all necessary consents, approvals or waivers from third parties; and (d) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

Section 3.6.            Use of Proceeds. The Company shall use the proceeds from the issuance and sale of the Investor Notes for (a) the development and acquisition of new data centers, and (b) general corporate purposes and working capital needs.

ARTICLE IV

Additional Agreements

Section 4.1.            Compliance with Laws.

(a)               The Investor acknowledges that it is aware of, and that will advise its representatives of, the restrictions imposed by applicable United States and other applicable jurisdictions’ securities laws with respect to trading in securities while in possession of material non-public information relating to the issuer of such securities and on communication of such information when it is reasonably foreseeable that the recipient of such information is likely to trade such securities in reliance on such information.

(b)               The Company shall not, and shall not permit any Group Company or any of their respective directors, officers, managers, employees, agents, independent contractors, representatives, or other person acting for or on behalf of the foregoing persons to offer, pay, promise to pay, or authorize the payment of any money or the giving of anything of value, directly or indirectly, to any person in violation of all applicable Anti-Bribery Laws. The Company further represents that it shall and shall cause all Group Companies and their respective directors, officers, managers, employees, agents, independent contractors, representatives, or other person acting for or on behalf of the foregoing persons to, (i) cease all of its or their respective activities, as well as remediate any actions taken by them in violation of any applicable Anti-Bribery Laws and (ii) maintain systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) to ensure compliance with all applicable Anti-Bribery Laws.

Section 4.2.            Legend.

(a)               The Investor agrees that all certificates or other instruments representing the securities subject to this Agreement (if any such certificates are issued) will bear a legend substantially to the following effect:

“THIS SECURITY, THE AMERICAN DEPOSITARY SHARES DELIVERABLE UPON CONVERSION OF THIS SECURITY AND THE CLASS A ORDINARY SHARES REPRESENTED THEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), ARE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT OR CONTRACTUALLY RESTRICTED SECURITIES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1)               REPRESENTS THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO ANY ACCOUNT FOR WHICH IT IS ACTING AND THAT IT AND ANY SUCH ACCOUNT IS NOT, AND HAS NOT BEEN FOR THE IMMEDIATELY PRECEDING THREE MONTHS, AN AFFILIATE OF GDS HOLDINGS LIMITED (THE “COMPANY”) (OTHER THAN STT GDC PTE. LTD. THAT PURCHASED REGULATION S NOTES IN THE INITIAL OFFERING THEREOF OR ANY OF ITS AFFILIATES (INDIVIDUALLY AND COLLECTIVELY, “STT PURCHASER”)), AND

(2)               AGREES FOR THE BENEFIT OF THE COMPANY THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A)       TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B)       PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C)       TO A NON U.S. PERSON LOCATED OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR

(D)       PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE).

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (2)(D) ABOVE, THE COMPANY RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE THREE IMMEDIATELY PRECEDING MONTHS (OTHER THAN THE STT PURCHASER) MAY PURCHASE, OTHERWISE ACQUIRE OR OWN THIS NOTE, THE AMERICAN DEPOSITARY SHARES DELIVERABLE UPON CONVERSION HEREOF AND THE CLASS A ORDINARY SHARES REPRESENTED THEREBY, OR A BENEFICIAL INTEREST HEREIN OR THEREIN.”

(b)               Upon request of the Investor, upon receipt by the Company of an opinion of counsel and other customary representations and other documentation from the Investor, in each case, reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act or applicable state laws, as the case may be, the Company shall promptly cause the legend to be removed from any certificate or any other instrument for any securities.

Section 4.3.            Indemnity.

(a)               The Company agrees to, from and after the Closing Date, and subject to the limitations set forth in this SECTION 4.3, indemnify the Investor and its Affiliates, and its and their respective directors and officers (in such capacity, the “Investor Indemnified Party”) and hold the Investor Indemnified Party harmless to the fullest extent permitted by applicable law against any actions, causes of action, suits, claims, losses, taxes, costs, penalties, fees, liabilities and damages, and expenses in connection therewith, and including reasonable attorneys’ fees and disbursements (the “Losses”) actually suffered, incurred or paid by the Investor Indemnified Party, directly or indirectly, arising from: (i) any breach of any representation or warranty made by the Company in SECTION 2.1 (it being agreed that, solely for the purpose of determining the amount of Losses of the Investor Indemnified Party (but not for purposes of determining whether any such breach has actually occurred), the representations and warranties made by the Company in SECTION 2.1 that are qualified by “materiality” or “Material Adverse Effect” qualifications or other terms of similar import or effect shall be deemed to be made without such qualifications); or (ii) any breach of any covenant or agreement by the Company contained in this Agreement. Other than with respect to fraud, in no event shall the Company be liable for or have an obligation to indemnify or hold harmless the Investor Indemnified Party for Losses in connection with the representations and warranties made by the Company in SECTION 2.1 in excess of 100% of the Investor Purchase Price paid to the Company by the Investor pursuant to this Agreement, and the Company shall not be liable to the Investor Indemnified Party for any Losses unless the aggregate amount of all Losses incurred by the Investor Indemnified Party exceeds US$1,000,000 paid to the Company by the Investor pursuant to this Agreement (the “Basket”), in which case the Company shall be liable for all such Losses in excess of the Basket. The Company shall not be liable to the Investor Indemnified Party for any Losses arising under this SECTION 4.3 relating to an individual claim resulting in Losses in the amount of US$200,000 or less (a “De Minimis Claim”), regardless of whether or not aggregate Losses have exceeded the Basket; nor shall the amount of any such De Minimis Claims be taken into account in determining whether the Basket has been reached. Notwithstanding anything to the contrary, other than with respect to fraud, in no event shall the aggregate liability of the Company to the Investor Indemnified Party for any Losses in connection with this Agreement exceed the Investor Purchase Price paid to the Company by the Investor pursuant to this Agreement.

(b)               The Investor agrees to indemnify each of the Company and its Affiliates and each of their respective directors, officers, employees and shareholders, owners (collectively, the “Company Indemnified Parties”) and hold each of Company Indemnified Parties harmless against any and all Losses suffered, incurred or paid by the Company Indemnified Parties, arising from, as a result of or in connection with: (i) any breach of any representation or warranty made by the Investor in SECTION 2.2 or (ii) any breach of any covenant or agreement by the Investor contained in this Agreement. Other than with respect to fraud, in no event shall the Investor be liable for or have an obligation to indemnify or hold harmless any Company Indemnified Party for Losses in excess of the Investor Purchase Price paid to the Company by the Investor pursuant to this Agreement.

(c)               A party entitled to indemnification hereunder (an “Indemnified Party”) shall give written notice to the party indemnifying it (the “Indemnifying Party”) of any claim with respect to which it seeks indemnification promptly after the discovery by such Indemnified Party of any matters giving rise to a claim for indemnification; provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this SECTION 4.3 unless and to the extent that the Indemnifying Party shall have been actually prejudiced by the failure of such Indemnified Party to so notify such party. No claim for indemnification may be asserted against any Indemnifying Party for breach of any representation, warranty, covenant or agreement contained herein unless written notice of such claim is received by such Indemnifying Party on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or proceeding is based ceases to survive as set forth in SECTION 7.1. Such notice shall describe in reasonable detail such claim. In case any such action, suit, claim or proceeding is brought against an Indemnified Party, the Indemnified Party shall be entitled to hire, at the cost and expense of the Indemnifying Party, counsel and conduct the defense thereof; provided, however, that the Indemnifying Party shall only be liable for the legal fees and expenses of one law firm for the Indemnified Parties, taken together with regard to any single action or group of related actions, upon agreement by the Indemnified Parties and the Indemnifying Party. If the Indemnifying Party assumes the defense of any claim, the Indemnified Parties shall thereafter deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Parties relating to the claim (provided that the Indemnified Parties may redact any sensitive information if necessary to the extent such redaction would not prejudice the Indemnifying Party’s assumption and defense of such claim and so long as SECTION 3.3 is complied with, other than in the case of a Compelled Disclosure where such redaction is not permissible by applicable law) and the Indemnified Parties shall cooperate in the defense or prosecution of such claim. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Indemnifying Party shall not be liable for any settlement of any action, suit, claim or proceeding effected without its written consent; provided, however, that the Indemnifying Party shall not unreasonably withhold, delay or condition its consent. The Indemnifying Party further agrees that it will not, without any Indemnified Party’s prior written consent (which shall not be unreasonably withheld or delayed), settle or compromise any claim or consent to entry of any judgment in respect thereof in any pending or threatened action, suit, claim or proceeding in respect of which indemnification has been sought hereunder unless such settlement or compromise includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, claim or proceeding.

(d)               In calculating the amount of any Losses hereunder, there shall be subtracted the amount of any insurance proceeds and third-party payments received by the Indemnified Parties with respect to such Losses, if any, net of any actual costs or expenses incurred in connection with securing or obtaining such proceeds or payments. In no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include (i) any diminution in value of the securities of the Company or (ii) any indirect, punitive or consequential damages (including lost profits), which in each case of the foregoing clauses (i) and (ii), are not the reasonably foreseeable result or consequence of the underlying breach by the relevant breaching party hereto.

(e)               Except in the case of fraud, the indemnification obligations of the parties hereto provided in this SECTION 4.3 shall be the sole and exclusive post-Closing remedy available for any Losses under this Agreement, provided that the foregoing shall not affect the right of any party hereto to seek specific performance in accordance with SECTION 7.14.

(f)                Any indemnification payments pursuant to this SECTION 4.3 shall be treated as an adjustment to the investment amount for the Investor Notes for U.S. federal income and applicable state and local tax purposes, unless a different treatment is required by applicable law.

ARTICLE V

Termination

Section 5.1.            Termination. As between the Company on the one hand and the Investor on the other hand, this Agreement may be terminated prior to the Closing of the Investor:

(a)               by mutual written consent of the Company and the Investor;

(b)               by the Company, upon written notice to the Investor, in the event that any of the conditions of Closing set forth in SECTION 1.3(b) are not satisfied, or waived by the Company, as of 11:59 p.m. Hong Kong time on the Long Stop Date; provided, however, that the right to terminate this Agreement pursuant to this SECTION 5.1(b) shall not be available to the Company if its failure to fulfill any obligation under this Agreement shall have been the primary cause of, or shall have resulted in, the failure of the Closing with respect to the Investor to occur on or prior to such date;

(c)               by the Investor, with respect to its own rights and obligations, upon written notice to the Company, in the event that the conditions of Closing set forth in SECTION 1.3(a) are not satisfied, or waived by the Investor, as of 11:59 p.m. Hong Kong time on the Long Stop Date; provided, however, that the right to terminate this Agreement pursuant to this SECTION 5.1(c) shall not be available to the Investor if its failure to fulfill any obligation under this Agreement shall have been the primary cause of, or shall have resulted in, the failure of the Closing with respect to the Investor to occur on or prior to such date (it being understood that each of the Other Investors may, at their election, waive any condition under the Other NPA, deem it satisfied, or otherwise proceed to consummate its Closing (as defined in the Other NPA) under the Other NPA); or

(d)               by the Company, upon written notice to the Investor, or by the Investor, upon written notice to the Company, in the event that any Governmental Entity shall have issued any order, decree or injunction or taken any other action restraining, enjoining or prohibiting any of the transactions contemplated by this Agreement, and such order, decree, injunction or other action shall have become final and non-appealable prior to the Closing Date; provided, however, that the right to terminate this Agreement pursuant to this SECTION 5.1(d) shall not be available to any party hereto that has breached in any material respect any provision of this Agreement in any manner that was the primary cause of the issuance by such Governmental Entity of any such order, decree or injunction or other action.

Section 5.2.            Effects of Termination. In the event of any termination of this Agreement as provided in SECTION 5.1, this Agreement (other than SECTION 3.2, SECTION 3.3, SECTION 4.3, this SECTION 5.2, ARTICLE VII and all applicable defined terms, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect with respect to the applicable parties and the applicable parties shall be released from all future obligations hereunder; provided that nothing herein shall relieve any such party from liability for willful breach of this Agreement or liability for any breach of this Agreement occurring prior to such termination.

ARTICLE VI

OTHER COVENANTS

Section 6.1.            Lock-Up. The Investor agrees and covenants that, so long as it or any of its Affiliates holds any Subject Securities: the Investor will not, and it shall procure that its Affiliates will not, without the prior written consent of the Board, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of its Subject Securities or (ii) enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of its Subject Securities (any such transaction described in clause (i) to (ii) above, a “Disposition”) during the Lock-up Period, provided, however, that nothing in this SECTION 6.1 shall apply to a Disposition by the Investor or its Affiliates pursuant to (a) a transaction in which any person or group shall have acquired or entered into a binding definitive agreement that has been approved by the Board (or any duly constituted committee thereof) to acquire (x) more than 50% of the voting securities of the Company or (y) assets of the Company and/or its Group Companies representing more than 50% of the consolidated earnings power of the Company and its Group Companies, taken as a whole; or (b) a tender offer or exchange offer which, if consummated, would result in such person’s acquisition of Beneficial Ownership of more than 50% of the voting securities of the Company, and in connection therewith, the Company files with the SEC a Schedule 14D-9 with respect to such offer that does not either (A) recommend that the Company’s shareholders reject such offer or (B) advise the Company’s shareholders that the Board of Directors is considering its response to the offer or (c) a transfer by the Investor (or its Permitted Affiliate Transferees) of its Subject Securities to an Affiliate of the Investor (a “Permitted Affiliate” thereof) that, in the case that such Permitted Affiliate Transferee will own the Subject Securities directly, shall be bound by this Agreement by executing and delivering to the Company a joinder reasonably satisfactory to the Company, provided that, prior to such Affiliate ceasing to be an Affiliate of the Investor, such Affiliate shall transfer such Subject Securities back to the Investor or another Affiliate of the Investor in compliance with this SECTION 6.1 (such transfer, a “Permitted Affiliate Transfer”). The Investor acknowledges and agrees that the foregoing precludes it from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, capped call, equity collar, short sale or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the Investor or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Subject Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Subject Securities, in cash or otherwise.

Section 6.2.            Non-Restricted Transfers by Investor. Notwithstanding anything contrary in SECTION 6.1, the restrictions set forth therein shall not apply to, and the Investor and its Affiliates shall be permitted to participate in, (i) the conversion of Investor Notes into New Shares in the form of ADSs or Class A Ordinary Shares or the exchange of such Class A Ordinary Shares into ADSs or the exchange of such ADSs into Class A Ordinary Shares, provided that no such ADSs or Class A Ordinary Shares so converted are otherwise offered or sold in violation of SECTION 6.1 of this Agreement, (ii) any Permitted Affiliate Transfer, (iii) any direct or indirect pledge or charge of any Subject Securities by the Investor or its Affiliates or the enforcement thereof in connection with a bona fide margin financing agreement or other loan or financing or refinancing arrangement obtained by the Investor or its Affiliates for purposes of financing or refinancing the purchase of its Investor Notes as contemplated under the Transaction Documents (each, a “Permitted Financing”), provided that (x) the Investor provides the Company with prior written notice of the creation or any such pledge or charge, (y) during the Lock-Up Period, such financing provider(s) in the Permitted Financing shall not be permitted to directly transfer the Subject Securities to any person for the purposes of enforcement or otherwise and (z) such financing provider(s) and any indirect transferee of the Subject Securities held by such financing provider(s) shall continue to be subject to the restrictions under this SECTION 6.2 in respect of the Subject Securities in the same manner as the Investor (provided further that, for the avoidance of doubt, there shall be no restriction on any indirect transferee of the Subject Securities to further indirectly transfer the Subject Securities), or (iv) the establishment of a trading plan pursuant to Rule 10b-5 under the Exchange Act for the transfer of New Shares in the form of Class A Ordinary Shares or ADS provided that any actual transfer thereof shall be subject to SECTION 6.1.

ARTICLE VII

Miscellaneous

Section 7.1.            Survival. Each of the representations and warranties set forth in this Agreement shall survive the Closing under this Agreement but only for a period of twelve (12) months following the Closing Date (or until final resolution of any claim or action arising from the breach of any such representation and warranty, if notice of such breach was provided prior to the end of such period) and thereafter shall expire and have no further force and effect, provided that the Fundamental Representations shall survive indefinitely and the Tax Representations shall survive until the expiry of the applicable statute of limitations. Except as otherwise provided herein, all covenants and agreements contained herein shall survive for the duration of any statutes of limitations applicable thereto or until, by their respective terms, they are no longer operative.

Section 7.2.            Amendment. Any term of this Agreement may be amended only with the prior written consent of all parties hereto, and any amendment so made shall be effective and binding on all parties hereto. Any term of this Agreement may be waived only with the prior written consent of the party against whom such waiver is effective.

Section 7.3.            Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The conditions to each party’s obligation to consummate the Closing are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law. No waiver of any party to this Agreement will be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

Section 7.4.            Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Copies of executed signature pages to this Agreement may be delivered by facsimile or electronic mail (“e-mail”) and such copies will be deemed as sufficient as if actual signature pages had been delivered.

Section 7.5.            Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflict of law principles.

Section 7.6.            Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and the parties’ rights and obligations hereunder (each, a “Dispute”) shall be referred to and finally resolved by arbitration (the “Arbitration”) in the following manner:

(a)               The Arbitration shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”);

(b)               The Arbitration shall be procedurally governed by the HKIAC Administered Arbitration Rules (the “HKIAC Rules”) as in force at the date on which the claimant party notifies the respondent party in writing (such notice, a “Notice of Arbitration”) of its intent to pursue Arbitration, which are deemed to be incorporated by reference and may be amended by this SECTION 7.6;

(c)               The seat and venue of the Arbitration shall be Hong Kong and the language of the Arbitration shall be English;

(d)               A Dispute subject to Arbitration shall be determined by a panel of three (3) arbitrators. One (1) arbitrator shall be nominated by the claimant party (and to the extent that there is more than one (1) claimant party, by mutual agreement among the claimant parties) and one (1) arbitrator shall be nominated by the respondent party (and to the extent that there is more than one (1) respondent party, by mutual agreement among the respondent parties). The third arbitrator shall be jointly nominated by the claimant party’s and respondent party’s respectively nominated arbitrators and shall act as the presiding arbitrator. If the claimant party or the respondent party fails to nominate its arbitrator within thirty (30) days from the date of receipt of the Notice of Arbitration by the respondent party or the claimant and respondent parties’ nominated arbitrators fail to jointly nominate the presiding arbitrator within thirty (30) days of the nomination of the respondent-nominated arbitrator, either party to the Dispute may request the Chairperson of the HKIAC to appoint such arbitrator; and

(e)               The parties hereto agree that all documents and evidence submitted in the Arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered save to the extent use or disclosure is permitted under the HKIAC Rules or unless the parties hereto otherwise agree in writing. The arbitral award is final and binding upon the parties to the Arbitration.

Section 7.7.            Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other will be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally, or upon confirmation of receipt if delivered by facsimile or e-mail, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered following the notice details set forth in Schedule 3 attached hereto.

Section 7.8.            Entire Agreement. This Agreement (together with all the Exhibits and Schedules hereto and certificates and other written instruments delivered in connection from time to time on and following the date hereof) constitute and contain the entire agreement and understanding of and among the parties hereto with respect to the subject matter hereof and thereof, and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties and obligations among the parties hereto with respect to the subject matter hereof and thereof. Except as expressly set forth in this Agreement, no party hereto makes any representation, warranty, covenant or agreement to any other party of any nature, express or implied. Each party hereto expressly represents that it is not relying on any oral or written representation, warranties, covenants or agreements other than those expressly contained in this Agreement (which includes all Exhibits and Schedules hereto). The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and their permitted assigns. Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by any party hereto without the prior express written consent of the other parties hereto; provided that the Investor may (x) grant a security interest in its rights (but not its obligations) under this Agreement and any enforcement thereof in connection with any Permitted Financing to a lender, security agent or other finance party participating in such Permitted Financing and (y) assign its rights hereunder to an Permitted Affiliate transferee thereof of the Subject Securities in connection with a Permitted Affiliate Transfer, provided further that no such assignment shall relieve the Investor of its obligations hereunder prior to Closing. Any purported assignment in violation of this SECTION 7.8 shall be null and void.

Section 7.9.            Definitions. For purposes hereof, terms, when used herein with initial capital letters, shall have the respective meanings given to them in the respective Sections set forth in the index of defined terms at the beginning of this Agreement. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. All article, section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement. When used herein:

(1)               The term “2025 Convertible Notes” means the 2% convertible senior notes due June 1, 2025 in the aggregate principal amount of US$300 million, as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020;

(2)               the term “ADS” means American Depositary Shares, each of which represents eight (8) Class A Ordinary Shares of the Company;

(3)               the term “Affiliate” means, with respect to any person (including the Investor, if it fails to maintain an information wall as described in the proviso below), any person directly or indirectly controlling, controlled by or under common control with, such other person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such person, whether through the ownership of voting securities by contract or otherwise; provided, however, that, notwithstanding the foregoing, the parties hereto acknowledge and agree that, with respect to the Investor, for so long as the Investor maintains an information wall such that Class A Ordinary Shares Beneficially Owned by the Investor, Singapore Technologies Telemedia Pte Ltd and any of its subsidiaries shall not be considered Beneficially Owned by any person directly or indirectly controlling or under direct or indirect common control with such persons, other than the Investor, Singapore Technologies Telemedia Pte Ltd and any of its subsidiaries, the term “Affiliate” shall mean Singapore Technologies Telemedia Pte Ltd and any of its subsidiaries;

(4)               the term “Articles of Association” means, collectively, the Amended and Restated Memorandum of Association of the Company and the Amended and Restated Articles of Association of the Company, as each may be amended and/or restated from time to time;

(5)               “Beneficially Own” and “Beneficial Ownership” are defined in Rules 13d-3 and 13d-5 of the Exchange Act;

(6)               the term “Benefit Plan” means any retirement, pension, savings, health, welfare, employment, individual consulting, equity or equity-based, nonqualified deferred compensation, incentive, bonus, change in control, retention, severance, paid time off, vacation, post-termination or retiree health or welfare, fringe benefit or any other benefit or compensation plan, policy, program, con-tract, agreement or arrangement, in each case, that is sponsored, maintained, contributed to (or required to be contributed to) by any Group Company;

(7)               the term “Business Day” means a day (other than a Saturday or Sunday or days on which a tropical cyclone warning Number 8 or above or a “black” rain warning signal is hoisted in Hong Kong at any time between 9am and 5pm) on which banks in Hong Kong, Singapore, New York and the PRC are open for the transaction of normal banking business;

(8)               the term “Company Share Option Plans” means share options, share appreciation rights, restricted share units, restricted shares or other share-based awards issued pursuant either to the 2014 Equity Incentive Plan as referred in, or to the 2016 Equity Incentive Plan (as amended on August 6, 2020) as filed as exhibit 4.30 to, the Company’s Annual Report on Form 20-F for the year ended December 31, 2020;

(9)               the term “Company Systems” means all computer and information technology systems, platforms and networks owned or used by any Group Company (whether outsourced or not);

(10)           the term “Debt Agreement” means each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument (including any notes indentures), finance leases, receivables purchase program or other contract or agreement for money borrowed or any amount raised under any other transaction having the commercial effect of borrowing, in each case, to which a Group Company is party, including any agreement or commitment for future loans, credit or financing, and all security, pledge, amendment documents, utilization requests, fee letters, guarantee, other finance documents and similar agreements relating to the foregoing;

(11)           the term “Fundamental Representations” means the representations and warranties in SECTION 2.1(a) (Incorporation, Organization and Good Standing), SECTION 2.1(b) (Capitalization), SECTION 2.1(c) (Authorization), SECTION 2.1(o) (Status of Securities), SECTION 2.1(v) (Brokers and Finders) and SECTION 2.1 (w) (VIE Agreements).

(12)           the term “Group Companies” means the Company and all of its subsidiaries, consolidated Affiliated entities and their subsidiaries (individually, a “Group Company” and, collectively, the “Group Companies”);

(13)           the term “Hazardous Materials” means any material, substance, or waste as to which liability or standards of conduct may be imposed under Environmental Law.

(14)           the term “Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

(15)           the term “knowledge of the Company” or “Company’s knowledge” means the actual knowledge, after due inquiry, of the executive officers of the Company;

(16)           the term “Lien” means any liens, adverse rights or claims, charges, options, pledges, covenants, title defects, licenses, security interests or other encumbrances of any kind;

(17)           the term “Lock-up Period” means the period from the Closing Date with respect to the Investor, to the date which is 12 months after the Closing Date with respect to the Investor;

(18)           the term “Long Stop Date” means the date falling two (2) months after the date of this Agreement;

(19)           the term “Material Adverse Effect” means any development, fact, circumstance, condition, event change, occurrence or effect that individually or in the aggregate (i) would or would reasonably be expected to have a material adverse effect on the ability of the Company to perform its material obligations under the Transaction Documents or consummate the transactions contemplated by the Transaction Documents or (ii) would have or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of the Group Companies, taken as a whole, other than any development, fact, circumstance, condition, event, change, occurrence or effect resulting from (A) changes in general economic, financial market, business, social or geopolitical conditions; (B) changes or developments in any of the industries in which the Company or any other Group Company operates; (C) changes in any applicable laws or applicable accounting regulations or principles, or the interpretation or enforcement thereof; (D) any change in the price or trading volume of the Company’s ADS representing Class A Ordinary Shares or any failure to meet any financial projections, forecasts or forward-looking statements (it being understood that this clause (D) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided for under clauses (A) through (H) hereof) is a Material Adverse Effect); (E) any pandemic, epidemic, disease outbreak or other public health emergency (including the Coronavirus Disease 2019 (COVID 19)) or any lockdowns imposed pursuant thereto, natural disaster, or any outbreak or escalation of hostilities or war or any act of terrorism; (F) any suit, action or proceeding in respect of this Agreement or the transactions contemplated hereunder brought or commenced by any current or former shareholder of the Company (on their own behalf or on behalf of the Company); (G) the announcement of and performance of this Agreement by the Company, the pendency or consummation of the transactions contemplated hereunder, or the identity of the Investor or any of its Affiliates; or (H) any action taken, or failure to take action, by the Company or another Group Company that the Investor has consented to or requested in writing; provided, however, that any development, fact, circumstance, condition, event change, occurrence or effect in clauses (A), (B), (C) and (E) may be taken into account in determining whether there has been, or would reasonably be expected to be, individually or in the aggregate, a Material Adverse Effect to the extent such development, fact, circumstance, condition, event change, occurrence or effect has a disproportionate adverse effect on the assets, business, financial condition or results of operations of the Group Companies, taken as a whole, as compared to other participants in the industry or the market in which the Group Companies operate;

(20)           “Material Customer Contract” means any contract, agreement or arrangement entered into by any Group Company, which is in force and effect as of the date hereof, with, or for providing services for the benefit of, any of the top three customers of the Group Companies ranked based on the aggregate revenue contribution associated with such customer as disclosed in the Company’s annual reports on Form 20-F for the fiscal year ended December 31, 2020 or as contemplated to be disclosed in such annual report for the fiscal year ended December 31, 2021.

(21)           “person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act;

(22)           “PRC” means the People’s Republic of China (for the purpose of this Agreement only, excluding Hong Kong, the Macao Special Administrative Region and Taiwan).

(23)           “Securities” means any Ordinary Share or any equity interest of, or shares of any class in the share capital (ordinary, preferred or otherwise) of, the Company and any convertible securities, options, warrants and any other type of equity or equity-linked securities convertible, exercisable or exchangeable for any such equity interest or shares of any class in the share capital of the Company;

(24)           “Subject Securities” means the Investor Notes issued to Investor at the Closing and any Class A Ordinary Shares or ADSs into which the Investor Notes are converted;

(25)           the term “Subsidiary” means any person that is controlled directly or indirectly by the Company, including the Company’s direct or indirect subsidiaries and consolidated Affiliated entities;

(26)           “Tax Representations” means, with respect to the Company, the representations and warranties in SECTION 2.1(h) (Tax).

(27)           “VIE Agreements” means, collectively, the contracts and instruments, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, exclusive call option agreements, intellectual property rights license agreements and loan agreements entered into among Beijing Wanguo Chang’an Science and Technology Co., Ltd, Shanghai Shu’an Data Services Co., Ltd, Shanghai Xinwan Enterprise Management Co., Ltd, its shareholders and GDS (Shanghai) Investment Co., Ltd., which enable the Company to control and consolidate with its financial statements each Group Company and its Affiliates in respect of which a majority of the equity is not directly held but is controlled by the Company;

(28)           the word “or” is not exclusive;

(29)           the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(30)           the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision; and

(31)           the words “it” or “its” are deemed to mean “him” or “her” and “his” or “her,” as applicable, when referring to an individual.

Section 7.10.        Captions. The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

Section 7.11.        Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision.

Section 7.12.        No Third-Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer or shall confer upon any person other than the express parties hereto, any benefit, right or remedies; provided that the Investor Indemnified Parties and the Company Indemnified Parties (other than the Investor and the Company) are express third party beneficiaries to the applicable provisions of SECTION 4.3. The representations and warranties set forth in ARTICLE II and the covenants set forth in ARTICLES III and IV have been made solely for the benefit of the parties to this Agreement and (a) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; and (b) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company.

Section 7.13.        Public Announcements. Without limiting any other provision of this Agreement, the parties hereto, to the extent permitted by applicable law, will consult with each other before issuance, and provide each other the opportunity to review, comment upon and agree on any press release or public statement with respect to this Agreement (which includes the Exhibits and Schedules hereto) and the transactions contemplated hereby and the ongoing business relationship among the parties hereto and thereto. The parties hereto (other than the Company) will not, and will cause its Affiliates not to, and the Company will not and will cause the other Group Companies not to, issue any such press release or make any such public statement without the prior written consent of the other parties, except as may be required by law or any listing agreement with or requirement of the NASDAQ or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable law or any listing agreement with or requirement of the NASDAQ or any other applicable securities exchange, inform the other party about the disclosure to be made pursuant to such requirements prior to the disclosure.

Section 7.14.        Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, each party hereto agrees that, in addition to any other available remedies a party hereto may have in equity or at law (but otherwise subject to any applicable limitation on remedies provided in this Agreement), each party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any proceeding should be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

* * *

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
	Name:	Bruno Lopez
	Title:	President & Group Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

GDS HOLDINGS LIMITED

By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Director

SCHEDULE 1: Investor and Investor Notes

Investor Name		Principal Amount of Notes (in USD)		Purchase Price (in USD)
STT GDC Pte. Ltd.	US$	100,000,000	US$	100,000,000
Total:	US$	100,000,000	US$	100,000,000

SCHEDULE 2: Company Disclosure Schedule

SCHEDULE 3: Notices

SCHEDULE 4: Company’s Bank Account Details

EXHIBIT A: Form of Officer’s Certificate from the Company

EXHIBIT B: Form of Legal Opinion of Cayman Islands Counsel

EXHIBIT C: Form of Note Instrument